Filed Pursuant to Rule 433

Registration No. 333-157782

Dated March 17, 2009

IAMGOLD Corporation

Testing of the final effluent at the Niobec Mine indicated that for the months of June, July, August and September 2008 and for the first three months of 2009 the final effluent was toxic to invertebrae Daphnia magna, a bio-assay species used by the Ministry of Sustainable Development, Environment and Parks (“MDSEP”) to measure the acute toxic effect of industrial effluent.  IAMGOLD Corporation (the “Corporation”) expects to submit an action plan to the MDSEP by the end of March 2009 which sets out certain measures the Corporation will be taking to address the effluent toxicity levels at the Niobec Mine.  Such measures, and any additional measures required to address effluent toxicity, fines and costs and/or the effluent toxicity levels at the Niobec Mine may have a negative impact on the Corporation's financial condition or results of operations.

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